Mail Stop 4561

November 15, 2006

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

      RE: **Jefferies Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 1-14947

Dear Mr. Handler:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Joyce Sweeney
                Reviewing Accountant